Exhibit 3.1
CERTIFICATE OF INCORPORATION
OF
CASTILLO, Inc.
Article 1 – Name.
     The name of this corporation shall be Castillo, Inc. (the “Corporation”).
Article 2 – Initial Registered Office and Agent
     Its Registered Office in the State of Delaware is to be located at 160 Greentree Drive, Suite 101, County of Kent, Dover, DE 19904. The name of the registered agent at such address is National Registered Agents, Inc.
Article 3 – Purpose
     The purpose of this Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.
Article 4 – Capital Stock
     The total number of shares of voting capital stock that this Corporation shall have the authority to issue is 150,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such consideration as may be fixed from time to time by the board of directors.
Article 5 – Incorporator
     The name and mailing address of the incorporator are as follows:

Jeffery Bahnsen
5100 Town Center Circle Suite 400
Boca Raton, Florida 33486
Article 6 – Board of Director
     The name and mailing address of the person who shall serve as the sole member of the board of directors until the first annual meeting of the stockholders or until her successor is elected and qualified is as follows:

Emilia Ochoa
771 Jamacha Road, Suite 191
El Cajon, CA 92019

Article 7 – Limitation on Director Liability
     No director shall be personally liable to this Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to this Corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) pursuant to Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the filing of this Certificate of Incorporation of which this Article is a part to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this Article by the stockholders of this Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time, or increase the liability of any director of this Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.
Article 8 – Indemnification
     This Corporation shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify its directors and officers. The indemnification provided by this article shall not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under the Bylaws of this Corporation, by agreement, vote of the stockholders or disinterested directors of this Corporation or otherwise.
Article 9 – Amendments to Bylaws
     In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors of this Corporation is expressly authorized to amend, alter, change or repel the Bylaws of this Corporation, or any provision thereof.
     I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand on September 4, 2009.

/s/ Jeffery Bahnsen
Incorporator

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